NEWS RELEASE

July 4, 2007
TSX Venture Symbol: BKS
BRKDF.PK - U.S.
Frankfurt W8O

Mr. Lindsay Gorrill reports Berkley Resources Inc. has granted incentive stock options for the purchase of up to 350,000 shares at a price of $0.55 per share exercisable on or before July 4, 2012 to directors, officers, employees and consultants of the Company.

The options are subject to a stock option plan.

Berkley Resources Inc. is a Junior Oil & Natural Gas exploration, development and production company based in Calgary, Alberta. The Company’s operations are focused in Western Canada. Berkley's shares are listed for trading on the TSX Venture Exchange under the symbol BKS.
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For further information please contact:

Lindsay Gorrill, President
Berkley Resources Inc.
2424 4th Street, Suite 400

Calgary, Alberta T2S 2T4
t.403.237.6211/f.403.244.7806
lgorrill@berkleyresources.com

www.berkleyresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.